SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RITE AID CORPORATION

((NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE

(TITLE OF CLASS OF SECURITIES)

767754104

(CUSIP NUMBER OF CLASS OF SECURITIES — UNDERLYING COMMON STOCK

MARC A. STRASSLER, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
RITE AID CORPORATION
30 HUNTER LANE
CAMP HILL, PENNSYLVANIA 17011
(717) 761-2633

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NANCY A. LIEBERMAN, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$4,080,000	$473.69

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer’s common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $4,080,000 calculated using the Black-Scholes method based on a price per share of common shares of $1.05, the average of the high and low prices of the Issuer’s common stock as reported on the New York Stock Exchange on March 16, 2011. The amount of the filing fee equals $116.10 per $1,000,000.00.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:		$473.69
Form or Registration No.:		005-32247
Filing party:		Rite Aid Corporation
Date Filed:		March 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 21, 2011, relating to an offer by Rite Aid Corporation, a Delaware corporation (the “Company”), to certain eligible associates to exchange their outstanding options to purchase shares of the Company’s common stock for new options on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 21, 2011 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.

The Company is amending its Offer to Exchange as set forth below to clarify that eligible associates may make an election to tender eligible stock options, or to withdraw a previous election to tender eligible stock options, via facsimile.

Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and the Offer to Exchange remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.

Amended Terms and Conditions of the Exchange Offer.

The Company has amended the disclosure included in the Offer to Exchange as follows. The following amendments to the Exchange Offer also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Exchange Offer, as amended.

1.                                       The section of the Offer to Exchange entitled “IMPORTANT” is revised as follows:

A.                                   The first paragraph is deleted and replaced with the following:

“If you want to exchange any of your Eligible Options, you must submit your election so that it is received before the Offer expires. You must submit your election to exchange Eligible Options online at the Stock Option Exchange Offer Website, which is available at https://riteaid.equitybenefits.com (and can be accessed via the Rite Aid Portal), or by calling the Stock Option Exchange Hotline at 1-800-504-8546. The announcement of the Offer that you received via mail or email contains instructions for logging into the website, including how you obtain your initial password. You will need your Rite Aid Associate Number and password to gain access to your personal information on the Stock Option Exchange Offer Website and to make your elections on the Stock Option Exchange Offer Website with respect to the Offer. You may also make an election to exchange Eligible Options, or withdraw a previous election to exchange Eligible Options, using a paper election and withdrawal form, which you may obtain by calling the Stock Option Exchange Hotline at 1-800-504-8546.  You can submit the completed and signed paper election and withdrawal form by faxing it to 1-888-502-0359.  Your election must be received by us before 11:59 p.m., Eastern Time, on April 21, 2011.”

2.                                       Section I (“Summary Term Sheet—Questions and Answers”) of the Offer to Exchange is revised as follows:

A.                                   The first paragraph under “Question 16. How do I participate in the Offer?” is deleted and replaced with the following:

“If you want to exchange any of your Eligible Options, you must submit your election so that it is received before the Offer expires. You must submit your election to exchange Eligible Options online at the Stock Option Exchange Offer Website, which is available at https://riteaid.equitybenefits.com (and can be accessed via the Rite Aid Portal), or by calling the Stock Option Exchange Hotline at 1-800-504-8546. The announcement of the Offer that you received via mail or email contains instructions for logging into the website, including how you obtain your initial password. You will need your Rite Aid Associate Number and password to gain access to your personal information on the Stock Option Exchange Offer Website and to make your elections with respect to the Offer. You may also make an election to exchange Eligible Options, or withdraw a previous election to exchange Eligible Options, using a paper election and withdrawal form, which you may obtain by calling the Stock Option Exchange Hotline at 1-800-504-8546.  You can submit the completed and signed paper election and withdrawal form by faxing it to 1-888-502-0359.  Your election must be received by us before 11:59 p.m., Eastern Time, on April 21, 2011.”

B.                                     The second paragraph in the answer provided for “Question 18. If I elect to exchange Eligible Options under the Offer, can I change or withdraw my election?” is deleted and replaced with the following:

“You may change or withdraw your election by returning to the Stock Option Exchange Offer Website, re-entering your elections to reflect the changes or withdrawals that you wish to make and submitting the revised election, or by calling the Stock Option Exchange Hotline. You may also withdraw a previous election to exchange Eligible Options by obtaining a paper election and withdrawal form by calling the Stock Option Exchange Hotline at 1-800-504-8546. You can submit the completed and signed paper election and withdrawal form by faxing it to 1-888-502-0359.  Your election to change or withdraw a previous election must be received before the expiration of the Offer. An email election confirmation will be generated if you submit any change in your election or withdraw your election. You should print and save a copy of the confirmation for your records. For more information, see “Section III.4—Procedures for Surrendering Eligible Options.””

3.                                       Section III (“The Offer”) of the Offer to Exchange is revised as follows:

A.                                   The first paragraph under Section 4 (“Procedures for Surrendering Eligible Options”) is deleted and replaced with the following:

“Proper Surrender for Eligible Options.  If you want to exchange any of your Eligible Options pursuant to the Offer, you must submit your election so that it is received before the Offer expires. You must submit your election to exchange Eligible Options online at the Stock Option Exchange Offer Website, which is available at https://riteaid.equitybenefits.com (and can be accessed through the Rite Aid Portal), or by calling the Stock Option Exchange Hotline at 1-800-504-8546. The announcement of the Offer that you received via mail or email contains instructions for logging into the website, including how to obtain your initial password. You will need your Rite Aid Associate Number and password to gain access to your personal information on the Stock Option Exchange Offer Website and to make your elections with respect to the Offer. You may also make an election to exchange Eligible Options using a paper election and withdrawal form, which you may obtain by calling the Stock Option Exchange

Hotline at 1-800-504-8546.  You can submit the completed and signed paper election and withdrawal form by faxing it to 1-888-502-0359.  Your election must be received by us before 11:59 p.m., Eastern Time, on April 21, 2011.”

B.                                     The second paragraph in Section 4 (“Procedures for Surrendering Eligible Options”) is deleted and replaced with the following:

“We may, in our sole discretion, extend the Offer at any time, but we cannot assure you that the Offer will be extended or, if extended, for how long. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration date of the Offer. If the Offer is extended, you must submit your election via the Stock Option Exchange Offer Website, the Stock Option Exchange Hotline or facsimile before the extended expiration date of the Offer.”

C.                                     The fourth paragraph in Section 5 (“Rights to Change and Withdraw Elections”) is deleted and replaced with the following:

“You may change or withdraw your election by returning to the Stock Option Exchange Offer Website, re-entering your elections to reflect the changes or withdrawals that you wish to make and submitting the revised election, or by calling the Stock Option Exchange Hotline, or by submitting a paper election and withdrawal form by faxing it to 1-888-502-0359. Your election to change or withdraw a previous election must be received before the expiration of the Offer.”

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 1.        Summary Term Sheet.

The information set forth in the Offer to Exchange, as amended by Amendment No. 1, under Section I (“Summary Term Sheet—Questions and Answers”), is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)   Name and Address.  The issuer is Rite Aid Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and the telephone number of its principal executive offices is (717) 761-2633.

(b)   Securities.  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock that (1) were granted before March 21, 2009, (2) have an exercise price that is greater than $1.77 per share, (3) have a remaining term of at least 12 months immediately following completion of the option exchange, and (4) are outstanding and held by Eligible Associates (as defined in the Offer to Exchange) as of the commencement of the Offer and as of the time the Offer expires (the “Eligible Options”), for new options (the “New Options”).  The Eligible Options were previously granted under the Company’s 1999 Stock Option Plan (the “1999 Plan”), 2000 Omnibus Equity Plan (the “2000 Plan”), 2001 Stock Option Plan (the “2001 Plan”), 2004 Omnibus Equity Plan (the “2004 Plan”) or the 2006 Omnibus Equity Plan (the “2006 Plan”), each as amended pursuant to stockholder approval on June 23, 2010 to permit the Option Exchange (collectively, the “Equity Plans”).  Each New Option will be issued under either the 2004 Plan or the 2006 Plan.  As of March 16, 2011, options to purchase approximately 18.3 million shares of the Company’s common stock were eligible for exchange in the exchange offer.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange.

The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risk Factors”), Section III.1 (“Eligibility; Number of Options; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.6 (“Acceptance of Eligible Options for Exchange and Grant of New Options”) and Section III.10 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

(c)   Trading Market and Price.  The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 4.        Terms of the Transaction.

(a)   Material Terms. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risk Factors”), Section III.1 (“Eligibility; Number of Options; Completion Date”), Section III.2 (“Terms of Replacement Options”), Section III.3 (“Purpose of the Offer”), Section III.4 (“Procedures for Electing to Exchange Eligible Options”), Section III.5 (“Rights to Change and Withdraw Elections”), Section III.6 (“Acceptance of Eligible Options for Exchange and Grant of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions of the Offer”), Section III.12 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) and Section III.13 (“Agreements; Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)   Purchases.  Members of the Company’s Board of Directors, and executive officers of the Company, are not eligible to participate in the exchange offer.  The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”) and Section III.11 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

Item 12.      Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 21, 2011

(a)(1)(B)*	Form of Mail or E-mail Communication to Eligible Rite Aid Associates announcing the Offer

(a)(1)(C)*	Screenshots of Option Exchange Program Website

(a)(1)(D)*	Forms of Confirmation Messages of Acceptance or Decline of Offer

(a)(1)(E)*	Form of Reminder Mail or Email Communication to Eligible Employees

(a)(1)(F)*

Presentation, dated March 2, 2011, to a group of associates of Rite Aid Corporation regarding the Stock Option Exchange Program (incorporated herein by reference to Exhibit 99.1 to Schedule TO-C as filed by the Company with the Securities and Exchange Commission on March 2, 2011)

(a)(1)(G)	Form of Electronic Communication to Eligible Rite Aid Associates Announcing Rite Aid Intranet Access and Option to Exchange or Withdraw Eligible Options by Facsimile

(a)(1)(H)	Form of Paper Election and Withdrawal Form

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(b)	Not applicable

(d)(1)	Rite Aid Corporation 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Form 10-K as filed by the Company with the Securities and Exchange Commission on May 21, 2001)

(d)(2)

Rite Aid Corporation 2000 Omnibus Equity Plan (incorporated herein by reference to Appendix 1 to the Company’s Definitive Proxy Statement, as filed by the Company with the Securities and Exchange Commission on October 24, 2000)

(d)(3)	Rite Aid Corporation 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to Form 10-K as filed by the Company with the Securities and Exchange Commission on May 21, 2001)

(d)(4)	Rite Aid Corporation 2004 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.4 to Form 10-K as filed by the Company with the Securities and Exchange Commission on April 29, 2005)

(d)(5)	Rite Aid Corporation 2006 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10 to Form 8-K as filed by the Company with the Securities and Exchange Commission on January 22, 2007)

(d)(6)	Rite Aid Corporation 2010 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 25, 2010)

(d)(7)

Form of Award Agreement under the Rite Aid Corporation 2000 Omnibus Equity Plan, the Rite Aid Corporation 2001 Stock Option Plan, the Rite Aid Corporation 2004 Omnibus Equity Plan and the Rite Aid Corporation 2006 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 23, 2010)

(d)(8)

Form of Award Agreement under the Rite Aid Corporation 2010 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 23, 2010)

(d)(9)

Stock Purchase Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on August 24, 2006)

(d)(10)

Amended and Restated Stockholder Agreement, dated August 23, 2006, amended and restated as of June 4, 2007, by and between Rite Aid Corporation, The Jean Coutu Group (PJC) Inc., Jean Coutu, Marcelle Coutu, Francois J. Coutu, Michel Coutu, Louis Coutu, Sylvie Coutu and Marie-Josee Coutu (incorporated herein by reference to Exhibit 2.2 to Form 10-Q as filed by the Company with the Securities and Exchange Commission on July 12, 2007)

(d)(11)

Letter Agreement, dated April 20, 2010, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 2.2 to Form 10-Q as filed by the Company with the Securities and Exchange Commission on July 6, 2010)

(d)(12)

Registration Rights Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on August 24, 2006)

(g)	Not applicable

(h)	Not applicable

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2011	RITE AID CORPORATION

	By:	/s/ Marc A. Strassler
	Name:	Marc A. Strassler
	Title:	Executive Vice President,
General Counsel, and Secretary